Mail Stop 4561

November 23, 2005

James L. Conway, Chief Executive Officer
Netsmart Technologies, Inc.
3500 Sunrise Highway
Great River, New York 11739

> **RE:** **Netsmart Technologies, Inc.**
> **Registration Statement on Form S-3**
> **File No. 333-127238**
> **Filed on October 27, 2005**
> **Form 10-K for the year ended December 31, 2004**
> **Filed on March 18, 2005**
> **Form 10-Q for the quarterly period ended March 31, 2005**
> **Filed on May 11, 2005**
> **Form 10-Q for the quarterly period ended June 30, 2005**
> **Filed on August 10, 2005**
> **Form 8-K filed on September 28, 2005**
> **Form 10-Q for the quarterly period ended September 30, 2005**
> **Filed on November 14, 2005**

Dear Mr. Conway:

We have limited our review of your filings to those issues we have addressed in our comments below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please have the principal accounting officer sign the registration statement in this capacity. Refer to Instruction 1 for Signatures, Form S-3.

Selling Securityholders, page 8

2. With respect to the shares to be offered for resale by all of the selling securityholders who are legal entities, please disclose the individual or individuals who exercise the voting and dispositive powers. Refer to Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp.4S of Reg. S-K section of 3/99 Supp. to Manual.

3. Disclose whether any of the selling securityholders are registered broker-dealers or affiliates of registered broker-dealers. Be advised that all selling securityholders who are registered broker dealers or affiliates of brokers dealers who did not receive their securities as compensation for investment banking or similar services should be identified as underwriters.

Plan of Distribution, page 10

4. In your plan of distribution, you indicate that selling securityholders may create short positions in the common shares in connection with the offering. Tell us whether the selling securityholders have any open short positions. In your response letter, please advise us that Netsmart Technologies and the selling securityholders are aware of CF Tel. Interp. A.65.

5. Revise to disclose how you propose to reflect any changes in the selling securityholders.

Where You Can Find More Information, page 11

6. Please revise to incorporate by reference your Form 10-Q for the quarter ended September 30, 2005, which was filed November 11, 2005. See CF Telephone Interpretation H.69.

Updating of Financial Statements

7. Please update your registration statement to include your financial statements for the quarter ended September 30, 2005. Refer to Rule 3-12(g) of Regulation S-X.

Exhibit 23.2

8. The number of shares relating to the acquisitions of CMHC Systems, Inc. and ContinuedLearning LLC does not correspond to the number of shares identified in the registration statement. Revise or advise.

9. Please either revise to file the legal opinion of Kramer, Coleman, Wactlar & Lieberman, P.C. as Exhibit 5, or revise your Exhibit Index to indicate that this legal opinion has been filed as Exhibit 23.2, rather than as Exhibit 5.

Form 10-K for the fiscal year ended December 31, 2004

Item 7. - Management's Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2004 and 2003, page 16

Results of Operations, page 16

10. Reconcile your statement that "revenue from fixed price software development contracts is determined using the percentage of completion method which is based upon the time spent by our technical personnel on a project" with your disclosure noted within your Critical Accounting Policies and Estimates on page 24 stating that "revenue from fixed price software development contracts…[is] recognized utilizing the estimated percentage-of-completion method which uses the units-of-work-performed method to measure progress towards completion." We also noted a similar disclosure within your Revenue Recognition footnote on page F-13.

Quarterly Summary, page 26

11. Tell us more about the "change in estimate" you recorded in the fourth quarter surrounding your income tax provision. Tell us the specific facts and circumstances that occurred during the fourth quarter that indicated use of a lower effective income tax rate was appropriate. Explain why the use of the 28% effective tax rate was appropriate for the first three quarters, particularly in light of the fact that you noted a material weakness in this area.

Item 9A.   Controls and Procedures, page 27

12. We note your statement that "our Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this Annual Report on Form 10-K our disclosure controls and procedures were not adequate to enable us to record, process, summarize and report information required to be included in

the Company's periodic SEC filings within the required time period." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are either *effective* or *ineffective*. Please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures.

13. Disclose when the material weaknesses were identified, by whom it was identified and when the material weakness first began.

14. We note your disclosure that "[e]xcept as described above, there were no significant changes in our internal controls over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting" (emphasis added). Please note that Rule 13a-15(d) requires the disclosure of "any" change in your internal controls. Revise to state clearly, if correct, that there *were* changes in your internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

15. Your revenue recognition policy refers to 'information processing revenue'. Please clarify the nature of the revenues you are referring to and how they fit into the way you describe your business. Clarify the nature of theses arrangements and how you determine the 'period in which the service is provided'. Also, explain where these revenues are classified in your income statement.

16. You indicate that consulting revenue is recognized when the services are rendered. Clarify whether these arrangements are fixed fee arrangements or time and material arrangements and explain the manner in which you determine when such services are rendered and the amount of corresponding revenues to recognize.

17. For the multiple element arrangements described in your first paragraph that do not require significant customization or modification, identify the elements in your arrangements and explain how you allocate the fee to each element in your arrangements (license, maintenance, consulting, etc.). Explain how you determine VSOE for each element and how that is consistent with paragraph 10 of SOP 97-2.

18. On page 17, you indicate that you bill your Data Center clients on a transaction basis or on a fixed fee arrangement. Tell us how you account for these revenues and how your revenue recognition policy addresses these arrangements. Similarly describe how and where your revenue recognition policy addresses how you account for the ASP service.

19. Clarify the types of revenues you include in the 'general' line item in your statements of income on page F-6. Tell us why you have not included a more specific description of those revenue sources.

New Accounting pronouncements, page F-17

20. We note your statement that the transitional provisions of SFAS No. 123R will not have a material effect on the Company's consolidated financial position or results of operations as substantially all outstanding equity instruments vest on or prior to June 30, 2005. Tell us whether the Company has accelerated the vesting for any out-of-the-money stock options in anticipation of the accounting implications related to SFAS 123R. Note that SAB 107 requires entities to disclose modifications of awards in anticipation of adopting SFAS 123R, including the reasons for modifying the terms.

Note 2. Summary of Significant Accounting Policies

Capitalized Software Costs, page F-13

21. Tell us where you have classified the amortization of capitalized software costs and explain how it complies with FASB Staff Implementation Guide, Statement 86, Question 17.

Note 3. Accounts Receivable, page F-18

22. Tell us why the provision for doubtful accounts significantly decreased during the year ended December 31, 2004 and explain why you have reflected a benefit during 2004. Tell us how you considered Item 303 of Regulation S-K and why you did not include an explanation of this decrease your discussion of operating expenses on page 18.

Note 9. Stockholders' Equity, page F-22

23. We note that your employees have the right to pay for the exercise price of the options by delivering shares of common stock owned by them and for all periods presented, your employees have elected this right. Tell us about the nature of the shares that were delivered upon exercise of these options and how you considered EITF 84-18 in your accounting. Clarify whether or not your awards specifically preclude the use of immature shares upon exercise of these options. Explain why

> fixed plan accounting is appropriate for these awards with reference to the appropriate authoritative literature.

Quarterly Report on Form 10Q for the period ended March 31, 2005

Item 4. Controls and Procedures, page 21

24. We note your statement that the chief executive officer and chief financial officer have concluded that that the company's disclosure controls and procedures are effective "except as set forth below." Given the exception noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

25. Please identify and disclose the nature of the apparent material weakness that led to the change in internal controls implemented during the period ended March 31, 2005. Disclose when the material weakness was identified, by whom it was identified and when the material weakness first began. Also disclose whether or not the company believes that the material weakness still exists at the end of the period covered by the report.

Quarterly Report on Form 10-Q for the period ended June 30, 2005

Item 4. Controls and Procedures, page 27

26. Disclosure indicates that the chief executive officer and chief financial officer have concluded that that the company's disclosure controls and procedures are effective "except as set forth below." It is not clear to what you are referring when you disclose that your there are exceptions to management's conclusions. Please advise.

Form 8-K filed on September 28, 2005

27. We note your acquisition of CMCH Systems, Inc. ("CMCH"), which was consummated on September 28, 2005. Tell us why you have not included or incorporated by reference the audited financial statements of CMCH and the

respective pro forma financial information in your Form S-3 filed on October 27, 2005.   In this regard, based on the purchase consideration, it appears that CMCH is a significant acquisition that exceeds the 50% level. Refer to Rule 3-05(b)(4) of Regulation S-X.

Quarterly Report on Form 10-Q for the period ended September 30, 2005

Item 4. Controls and Procedures, page 32

28. We note your statement that your "disclosure controls and procedures evaluated were effective to insure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported with the time periods specified by the SEC's rules and forms." A similar statement appears in the Form 10-Q for the period ended June 30, 2005. Please tell us your management's conclusions regarding disclosure controls and procedures with respect to the other elements of the definition set forth in Rule 13a-15(e), namely whether your controls and procedures were designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure.

Note 8. Acquisitions

CMHC Systems, Inc. ("CMHC")

29. Tell us the reasons for the material increase in deferred revenue during the quarter ended September 20, 2005. If the increase is the result of the CMHC acquisition, tell us more about the nature of the deferred revenues and how your accounting complies with EITF 01-3.

30. Tell us more about the customer lists you acquired from CMHC and explain why you believe it is appropriate to assign a useful life of 20 years. Refer to paragraph 11 of SFAS 142. Similarly address the useful lives assigned to customer lists in the CSM and Johnson acquisitions (12 years) and the CareNet acquisition (9 years).

Note 10. Subsequent Events, page 16

(10) Subsequent Events, page 16

31. We note the warrants issued on October 14, 2005 as part of a private placement. Tell us how you accounted for these warrants at issuance. In this regard, explain how you considered whether the instrument meets the definition of a derivative in accordance with SFAS 133. Furthermore, tell us how you considered paragraphs 12 through 32 of EITF 00-19 when determining whether the freestanding

instrument should be recorded as a liability or within the equity section of the consolidated financial statements.

32. Refer to the Term Sheet referred to as Exhibit B in Exhibit 10.1 of your Form S-3. We note that you have agreed to file a registration statement covering the resale of the Common Shares and Warrant Shares and cause the Registration Statement to be declared effective not later than ninety days of the Closing Date. Supplementally provide us a copy of the registration rights agreement along with a summary of the terms and provisions in that agreement. Specifically address whether you are required to maintain effectiveness of the registration or whether there are any penalties associated with the failure to have the registration statement declared effective, maintain effectiveness of the registration statement or maintain listing on an exchange. Also address whether there are any liquidated damages or any other provisions that may indicate net cash settlement.

<u>Closing Comments</u>

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Jason Niethamer at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397 or Anne Nguyen, Special Counsel at (202) 551- 3611. If you require further assistance, you may contact me at (202) 551-3730.

                        Sincerely,

                        Barbara C. Jacobs
                        Assistant Director

cc.   Nancy D. Lieberman, Esq.
        by facsimile 516-822-4824